UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated December 7, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	December 7, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS NOVEMBER SALES RESULTS

	Novemberr	% change YOY	Jan – Nov	% increase YOY
Jaguar Land Rover	52,332	10.0%	565,412	7.1%
Jaguar	13,688	(6.3%)	163,522	23.5%
Land Rover	38,644	17.2%	401,890	1.6%

December 7, 2017, Whitley, UK: Jaguar Land Rover sold 52,332 vehicles in November, up 10.0% year on year, driven primarily by the introduction of the new Land Rover Discovery and the Range Rover Velar. Furthermore, retail sales of Jaguar's all new compact SUV, the E-PACE, began in the UK and Europe during November.

In November Jaguar Land Rover retail sales were up in Overseas markets (19.7%), China (19.1%), the UK (8.6%) and in North America (7.8%) but down 2.1% in Europe.

Andy Goss, Jaguar Land Rover Group Sales Operations Director, said: "November has been a robust month for Land Rover, driving sales up globally across all of our key regions.

"Jaguar sales have been more hard won but the future performance of both brands will be boosted as the new E-PACE goes on sale across the world and the new 18 MY Range Rover and Range Rover Sport with plug-in hybrid capability go to market."

Jaguar retail sales were 13,688 vehicles in November, down 6.3% compared to the same month last year, as solid sales of the long wheel base XFL in China were more than offset by lower sales of XE.

Land Rover retailed 38,644 vehicles in November, up 17.2% compared to November of last year, primarily reflecting the sales ramp up of the all new Discovery and the introduction of the Range Rover Velar partially offset by softer sales of Range Rover Sport. Retail sales of the refreshed Range Rover and Range Rover Sport (including plug-in hybrid variants) are due in the New Year.

ENDS.

About Jaguar Land Rover

Jaguar Land Rover is the UK's largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world's leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world's premier luxury sports saloon and sports car marques.

We employ almost 42,000 people globally and support around 240,000 more through our dealerships, suppliers and local businesses. Manufacturing is centred in the UK, with additional plants in China, Brazil, Austria and Slovakia.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2016 Jaguar Land Rover sold more than 583,000 vehicles in 136 countries, with more than 80 per cent of our vehicles produced in the UK being sold abroad.

Our innovation is continuous: we will spend more than £ 4 billion in the coming year on new product creation and capital expenditure.

From 2020 all new Jaguar Land Rover vehicles will be electrified, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer ultra-clean petrol and diesel engines.

For more information, please visit www.newsroom.iaquarlandrover.com or contact:

Natasha Kaur

M: +44 (0) 7469 021100

E: nkaur6@jaguarlandrover.com

About Tata Motors

Tata Motors Limited, a USD 42 billion is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.